Exhibit 1

Royal Olympic Cruise Lines Update

Piraeus, Greece, February 18 – Royal Olympic Cruise Lines, Inc (NASDAQ: ROCLF) announced today that its brokers informed the company that the Steamship Mutual Underwriting Association, one of the company’s P&I insurance underwriters, has given a notice of termination with immediate effect regarding the P&I insurances.

In addition the brokers informed Royal Olympic that the West of England P&I Club would also terminate its P&I insurances as of Feb 20th.

Mortgagees of above vessels have been informed accordingly of the above events by the company.

For further information contact:

James R. Lawrence + 203 406 0106